

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Qiaoling Lu
Chief Executive Officer
Sentage Holdings Inc.
501, Platinum Tower
233 Taicang Road
HuangPu, Shanghai City 200001
People's Republic of China

> **Re: Sentage Holdings Inc.**
> **Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated September 15, 2023**
> **File No. 001-40580**

Dear Qiaoling Lu:

We have reviewed your September 15, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 31, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Operating expenses, page 97

1. Please refer to prior comment 12. We note that your proposed disclosure in your response is nearly the same as the existing disclosure on page 97 of your Form 20-F for the year ended December 31, 2022. Please revise future filings, and provide us with a draft of your proposed disclosure, to disclose the individual material components which make up your total selling, general and administrative expenses for the reporting periods presented. For example, your disclosure should:
   - identify and quantify each individually significant component of selling, general and administrative expenses;

Qiaoling Lu
Sentage Holdings Inc.
October 3, 2023
Page 2

- quantify the change in each respective component during each period; and
- discuss the reasons for the increases or decreases in the specific dollar amounts for each of the components identified.

Consolidated Financial Statements
Note 2 – Summary of significant accounting policies
Convenience translation, page F-13

2. Please refer to prior comment 16. We note in your proposed disclosure that you perform translation for income and expense items using the average exchange rate for "the next financial year." Please tell us how this policy complies with the guidance in ASC 830 or, if accurate, revise your disclosure to clarify that your translation of income and expense items uses an average exchange rate for the periods presented in the consolidated financial statements. Refer to ASC 830-10-55-10 and 55-11.

General

3. We note that you responded to prior comments 1, 2, 4 and 7 with a statement that you will make the requested changes in future filings. Provide us with an example of the responsive disclosure to each comment in your response to this comment letter.

   Please contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance